UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Advanced Medical Optics, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    00763M108
                                -----------------
                                 (CUSIP Number)

                                December 31, 2005
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

CUSIP No. 00763M108                   13G
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1)  NAMES OF REPORTING PERSONS                              JGD Management Corp.

    IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
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3)  SEC USE ONLY
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4)  CITIZENSHIP OR PLACE OF ORGANIZATION                                Delaware
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NUMBER OF             5)  SOLE VOTING POWER                            3,675,223
SHARES                ----------------------------------------------------------
BENEFICIALLY          6)  SHARED VOTING POWER                                -0-
OWNED BY              ----------------------------------------------------------
EACH                  7)  SOLE DISPOSITIVE POWER                       3,675,223
REPORTING             ----------------------------------------------------------
PERSON WITH           8) SHARED DISPOSITIVE POWER                            -0-
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9)  AGGREGATE AMOUNT BENEFICIALLY OWNED                                3,675,223
    BY EACH REPORTING PERSON
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10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                        [ ]
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11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    Approximately 5.5%
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12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO
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                               Page 2 of 7 Pages

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Item 1(a).        Name of Issuer:                  Advanced Medical Optics, Inc.
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Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1700 E. St. Andrew Place
                  Santa Ana, California 92705
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Item 2(a).        Name of Person Filing:

                  This Schedule is being filed by JGD Management Corp. ("JGD"), a Delaware corporation, with respect to:

                  (i) 324,081 shares of Common Stock (which consist of (a)
            320,216 shares of Common Stock and (b) bonds convertible into 3,865 shares of Common Stock) directly owned by York Capital Management, L.P. ("York Capital"), a Delaware limited partnership;

                  (ii) 1,383,146 shares of Common Stock (which consist of (a)
            1,367,201 shares of Common Stock and (b) bonds convertible into 15,945 shares of Common Stock) directly owned by York Investment Limited ("York Investment"), a corporation organized under the laws of the Commonwealth of The Bahamas;

                  (iii) 783,916 shares of Common Stock (which consist of (a)
            779,253 shares of Common Stock and (b) bonds convertible into 4,663 shares of Common Stock) directly owned by York Select, L.P. ("York Select"), a Delaware limited partnership;

                  (iv) 143,873 shares of Common Stock (which consist of (a)
            133,600 shares of Common Stock and (b) bonds convertible into 10,273 shares of Common Stock) directly owned by York Credit Opportunities Fund, L.P. ("York Credit Opportunities"), a Delaware limited partnership;

                  (v) 735,605 shares of Common Stock (which consist of (a)
            731,446 shares of Common Stock and (b) bonds convertible into 4,159 shares of Common Stock) directly owned by York Select Unit Trust ("York Select Trust"), a trust organized under the laws of the Cayman Islands; and

                  (vi) 304,602 shares of Common Stock (which consist of (a)
            301,494 shares of Common Stock and (b) bonds convertible into 3,108 shares of Common Stock) directly owned by certain other accounts ("Managed Accounts").


                               Page 3 of 7 Pages

                  The general partners of York Capital, York Select and York Credit Opportunities and the managers of York Investment and York Select Trust have delegated certain management and administrative duties of such funds to JGD. In addition, JGD manages the Managed Accounts. Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule.
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Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal business office address of JGD is:

                  c/o York Capital Management
                  767 Fifth Avenue
                  17th Floor
                  New York, New York 10153
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Item 2(c).        Citizenship:

                  The place of organization of JGD is Delaware.
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Item 2(d).        Title of Class of Securities:         Common Stock, par value
                                                                  $.01 per share
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Item 2(e).        CUSIP Number:                                        00763M108
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Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

      (a)   [ ]   Broker or dealer  registered  under  section 15 of the Act
                  (15 U.S.C.78o).
      (b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
      (c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).
      (d)   [ ]   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C 80a-8).
      (e)   [X]   An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);
      (f)   [ ]   An employee benefit plan or endowment fund in accordance with
                   ss.240.13d-1(b)(1)(ii)(F);
      (g)   [ ]   A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G);
      (h)   [ ]   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i)   [ ]   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);
      (j)   [ ]   Group, in accordance with ss.240.13d-1 (b)(1)(ii)(J).

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                               Page 4 of 7 Pages

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:                                 3,675,223

      (b)   Percent of class:                                               5.5%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote             3,675,223

            (ii)  Shared power to vote or to direct the vote                 -0-

            (iii) Sole power to dispose or to direct the disposition of
                                                                       3,675,223

            (iv)  Shared power to dispose or to direct the disposition of    -0-

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on an aggregate of 66,905,763 shares of Common Stock, which consists of (i) 66,863,750 shares of Common Stock outstanding as of November 3, 2005, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2005, and (ii) the number of shares of Common Stock issuable to JGD if JGD were to convert all of its bonds into shares of Common Stock.
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Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
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Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by JGD is held by York Capital, York Investment, York Select, York Credit Opportunities, York Select Trust or the Managed Accounts, as the case may be, all of which are the advisory clients of JGD. JGD itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.
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                               Page 5 of 7 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.
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Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.
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Item 9.           Notice of Dissolution of Group.

                  Not Applicable.
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                               Page 6 of 7 Pages

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Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 14, 2006
                                             JGD MANAGEMENT CORP.



                                             By:  /s/ Adam J. Semler
                                                 -----------------------
                                             Adam J. Semler
                                             Chief Financial Officer



                               Page 7 of 7 Pages